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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                          (AMENDMENT NO. ____________)*


                               HOTJOBS.COM, LTD.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   441474103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 441474103                    13G                    Page 2 of 5 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Richard S. Johnson
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     7,860,850
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     336,000
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  7,860,850
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  336,000
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     7,860,850
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        /X/
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     21.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

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CUSIP No. 441474103                    13G                    Page 3 of 5 Pages
          ---------

ITEM 1(A).  NAME OF ISSUER:

            HotJobs.com, Ltd.
            -------------------------------------------------------------------
            (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            406 West 31st Street
            New York, NY  10001
            -------------------------------------------------------------------

ITEM 2(A).  NAME OF PERSON FILING:

            Richard S. Johnson, an individual
            -------------------------------------------------------------------

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            406 West 31st Street
            New York, NY  10001
            -------------------------------------------------------------------

ITEM 2(C).  CITIZENSHIP:

            United States
            -------------------------------------------------------------------

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.01 per share
            -------------------------------------------------------------------

ITEM 2(E).  CUSIP NUMBER:

            441474103
            -------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.     OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 7,860,850*

      (b)   Percent of class: 21.2%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 7,860,850*

            (ii)  Shared power to vote or to direct the vote: 336,000

            (iii) Sole power to dispose or to direct the disposition of:
                  7,860,850*

            (iv)  Shared power to dispose or to direct the disposition of:
                  336,000

      * Includes 500,000 shares held by the Richard S. Johnson 2000 Grantor Retained Annuity Trust, of which Mr. Johnson is the Trustee.

      Richard S. Johnson disclaims beneficial ownership of 336,000 shares owned by the Richard and Carole Johnson 1999 Trust, of which he has shared power to vote or direct the vote and to dispose or to direct the disposition.


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CUSIP No. 441474103                    13G                    Page 4 of 5 Pages
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

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CUSIP No. 441474103                    13G                    Page 5 of 5 Pages
          ---------

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2001

                                /s/ Richard S. Johnson
                                --------------------------------------
                                Richard S. Johnson